Filed by Excel Maritime Carriers Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Quintana Maritime Limited

SEC Registration Statement No.: 333-149285

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION GIVEN AT THE SECOND Annual Invest in International Shipping Conference HELD ON MARCH 20, 2008.

2nd Annual Invest in International Shipping Conference March 20, 2008 Excel Maritime Carriers Ltd. NYSE: “EXM”

Page 2 This presentation contains forward-looking statements within the meaning of applicable federal securities laws, including statements relating to the Company’s proposed acquisition of Quintana Maritime Limited. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained here in that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Actual results and the timing of certain events may differ significantly from the results discussed or implied in such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, the ability to obtain the approval of Quintana’s shareholders for the Company’s proposed acquisition of Quintana, the Company’s ability to obtain financing for the proposed acquisition of Quintana and other factors described in, or incorporated by reference in, but are not limited to , the Company’s Registration Statement (Form F-4) filed with the Securities and Exchange Commission, particularly those describing variations on charter rates and their effect on the Company’s revenues, net income and profitabilit y. Disclaimer Forward-Looking Statements

Page 3 Company Overview Owner and Operator of Dry Bulk Carriers. Publicly Traded corporation in the US since 1998. Ticker: EXM. Delivered 9 consecutive years of profitability to shareholders. Fleet of 18 vessels: 10 Panamax, 6 Handymax and 2 Supramaxes Announced Acquisition of Quintana Maritime Ltd. (QMAR) Jan. 29, 2008.

Page 4 $0.47 $9.3 $20.2 $35.2 Q4- 2006 $4.25 $84.9 $124.6 $177.5 Full Year 2007 $1.56 $31.1 $74.1 $124.1 Full Year 2006 $1.71 EPS $34.1 Net Income $43.4 EBITDA $60.9 Total Revenue Q4- 2007 (USD in millions, except per share amounts) 4th Quarter and Full Year 2007 Financial Highlights

Page 5 THE “NEW” EXCEL

Page 6 Our Vision for the Combination of Two World Class Shipping Companies Transaction will create one of the world’s largest dry bulk owners and operators by dwt – 3.7 million on the water, 1.4 million from newbuilds 47 operated vessels on the water 8 newbuilds to be operated with delivery 2008 to 2010 (incl. 7 NB’s to be owned by JV) Ability to offer full spectrum of dry bulk vessels to customer base

Page 7 0.7 0.7 0.9 1.8 1.9 2.9 3.1 3.7 11 Ships 9 Ships 18 Ships 18 Ships 28 Ships 36 Ships 38 Ships 47 Ships 0.0 1.5 3.0 4.5 Paragon Ocean Freight Eagle Diana Genco DryShips Navios New Excel Million DWT  We Will Be The Largest Dry Bulk Shipping Company Listed in US by Operated DWT Note: The number of vessels includes both owned and chartered-in vessels, but not Newbuildings. (1) Fleet includes dry bulk vessels only. (2) Fleet does not include the capesize Netadola which was sold in December 2007. (1) (2) Clear Market Leadership

Page 8 Significant Contract Coverage with Upside Potential Note: Expected pro forma charter coverage. Charter fixed days over total operating days. Includes 8 NB’s vessels to be delivered in years 2008-2010. ~$800 million in fixed revenues insulates Company from Near Term Volatility while Retaining Upside Potential Fixed charter coverage 78% 57% 46% Net Combined Fixed Revenue (USD millions) $367 $247 $194 16,476 16,780 17,928 12,930 9,640 8,276 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 2008 2009 2010 Number of Days Operating Days Fixed Days

Page 9 Forecast Contracted Revenue Coverage of Fixed Charges $0 $100 $200 $300 $247 $283 Contracted revenue Principal Net interest Dry docking costs $0 $100 $200 $300 $400 $367 $218 $0 $50 $100 $150 $200 $250 $194 $ 200 Contracted Revenue Coverage Of Fixed Charges 1.68x 0.87x 0.97x 2008 2009 2010

Page 10 Upside Potential From Current Unfixed Combined Fleet $89 $179 $177 $357 $266 $536 $ $100 $200 $300 $400 $500 $600 2008 2009 (USD in millions) $25,000 $50,000 $75,000 Average Daily Rate for Unfixed Vessels:

Page 11 Transaction Overview & Funding • Qmar Acquisition of approximately 1.546 billion* • Cash Portion of approximately $768 million • New Excel shares to be issued are approximately 23.48 million Uses $768 Cash Portion $660 Refinancing of Qmar debt $182 Refinancing of Exm Debt $ 45 Transaction Costs (Both Co. incl. financing costs) $1,656 Total Uses Sources $375 On Balance Sheet Cash $7 Exp. Warrant Conv. Proceeds $1,400 New Loan Facility $1,782 Total Sources $126 Excess Balance sheet cash Transaction Overview Sources and Uses * Based on Exm share price of $33

Page 12 Pro Forma Capitalization 54% 18% Net Debt to capitalization $ 2,855 $ 808 Total Capitalization $ 1,200 $ 400 Shareholders’ Equity $ 1,529 $ 149 Net Debt $ 1,655 $ 408 Total Debt $ 150 $ 150 Unsecured Debt $ 1,505 $ 258 Secured Debt $ 126 $ 259 Cash and cash equivalents Pro Forma Consolidated** Excel Maritime* (US$ millions) *As of Dec 31, 2007 ** Estimated as of Dec. 31,2007

Page 13 Strategic Merits of the Combined Company • Forms an industry leader - the largest dry bulk company by owned and operated vessel deadweight tonnage publicly listed in the U.S. • Strong cash flow visibility, with charter coverage to protect from near term market volatility • Modern, diverse fleet with a full spectrum of vessel sizes to service customers • Enhanced growth prospects from existing newbuilding program • Significant synergies from fleet combination • Long-term relationships with broad, investment grade customer base • Experienced management team with proven track record to lead the combined company

Page 14 Appendix

Page 15 Historical Income Statement 4th Quarter ‘07 19,949,644 19,949,644 Weighed Average Number of Shares, basic 19,949,644 20,003,703 Weighed Average Number of Shares, diluted $0.47 $1.71 EPS basic and Diluted $9,340 $34,130 Net Income ($2,453) ($817) Net Interest Income (Expense) $8,261 $8,295 Depreciation & Amortization $20,168 $43,369 EBITDA $3,964 $4,223 General & Administrative Expenses $7,826 $8,786 Operating Expenses $31,819 $56,439 Net Revenues $3,402 $4,477 Voyage Expenses $35,221 $60,916 Total Revenues Unaudited Unaudited (USD in thousands except per day and per share data) Q4-2006 Q4-2007

Page 16 Historical Income Statement Full Year 2007 $1.56 $4.25 EPS Diluted 19,947,411 19,949,644 Weighed Average Number of Shares, basic 19,947,411 19,965,676 Weighed Average Number of Shares, diluted $1.56 $4.26 EPS basic and Diluted $31,106 $84,895 Net Income ($12,617) ($7,490) Net Interest Income (Expense) $30,000 $31,768 Depreciation & Amortization $74,149 $124,639 EBITDA - $6,194 Gain from Vessel Sales $10,049 $12,953 General & Administrative Expenses $30,414 $33,637 Operating Expenses $114,464 $164,226 Net Revenues $9,645 $13,281 Voyage Expenses $124,109 $177,507 Total Revenues Unaudited Unaudited (USD in thousands except per day and per share data) Full Year 2006 Full Year 2007

Page 17 Historical Balance Sheet * Includes $11.8 mil and $10.4 mil of non-current restricted cash for Dec. 2007 and Dec. 2006 respectively. **Includes the current portion of long-term debt which amounted to $39.1 and $32.5mil for Dec. 2007 and Dec. 2006 respectively. 22% 18% Net Debt/ Total Capitalization 40% 50% Total Debt/ Total Capitalization $549,351 $824,396 Total Liabilities and Equity $320,161 $399,820 Shareholder's Equity $217,919 $407,765 Long Term Debt** $43,719 $55,990 Current Liabilities $549,351 $824,396 Total Assets $4,696 $15,520 Other Assets $438,401 $528,630 Fixed Assets $95,788 $252,734 Current Assets $101,289 $258,672 Cash and Cash Equivalents* Audited Unaudited (USD in thousands) December 31, 2006 December 31, 2007

Appendix - Combined Fleet Profile

Vessel	Vessel Type	Ownership	Age	DWT	Time Charter Expiration	Employment
Iron Beauty	Capesize	Owned	6.4 Yrs	165,500	Jun-10	Period
Kirmar	Capesize	Owned	6.2 Yrs	165,500	Apr-08	Period
Iron Miner	Capesize	Owned	0.8 Yrs	177,000	Apr-12	Period
L. Beilun	Capesize	Owned	8.7 Yrs	170,162	Jun-10	Period
Iron Endurance(1)	Capesize	Owned	--	180,000	Dec-15	Period
Christine(1)	Capesize	Joint Venture	--	180,000	Feb-16	Period
Hope(1)	Capesize	Joint Venture	--	181,000	--	Spot
Lillie(1)	Capesize	Joint Venture	--	181,000	Jun-15	Period
Fritz(1)	Capesize	Joint Venture	--	180,000	Nov-15	Period
Benthe(1)	Capesize	Joint Venture	--	180,000	--	Spot
Gayle Frances(1)	Capesize	Joint Venture	--	180,000	Jan-14	Period
Iron Lena(1)	Capesize	Joint Venture	--	180,000	Feb-15	Period
Iron Bradyn	Kamsarmax	Owned	2.9 Yrs	82,769	Dec-10	Period
Iron Fuzeyya	Kamsarmax	Owned	1.9 Yrs	82,209	Dec-10	Period
Iron Kalypso	Kamsarmax	Owned	1.9 Yrs	82,224	Dec-10	Period
Ore Hansa	Kamsarmax	Owned	1.8 Yrs	82,229	Dec-10	Period
Santa Barbara	Kamsarmax	Owned	1.8 Yrs	82,266	Dec-10	Period
Iron Bill	Kamsarmax	Owned	1.6 Yrs	82,000	Dec-10	Period
Iron Vassilis	Kamsarmax	Owned	1.5 Yrs	82,000	Dec-10	Period
Iron Anne	Kamsarmax	Owned	1.3 Yrs	82,000	Dec-10	Period
Coal Gypsy	Kamsarmax	Owned	1.2 Yrs	82,300	Dec-10	Period
Pascha	Kamsarmax	Owned	1.1 Yrs	82,300	Dec-10	Period
Coal Hunter	Kamsarmax	Owned	1.0 Yrs	82,300	Dec-10	Period
Iron Lindrew	Kamsarmax	Owned	0.9 Yrs	82,300	Dec-10	Period
Iron Brooke	Kamsarmax	Owned	0.8 Yrs	82,300	Dec-10	Period
Iron Manolis	Kamsarmax	Owned	0.7 Yrs	82,300	Dec-10	Period

(1) Newbuildings delivery between 2008 and 2010.

Total of 55 vessels, an average age for the operating fleet of 8.1 years and 5.2 million DWT, including the newbuildings.



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EXCEL MARITIME CARRIERS LTD

Appendix - Combined Fleet Profile

Vessel	Vessel Type	Ownership	Age	DWT	Time Charter Expiration	Employment
Coal Pride	Panamax	Owned	8.1 Yrs	72,600	Jun-10	Period
Grain Express	Panamax	Owned	3.7 Yrs	76,466	Dec-10	Period
Iron Knight	Panamax	Owned	3.5 Yrs	76,429	Dec-10	Period
Grain Harvester	Panamax	Owned	3.4 Yrs	76,417	Dec-10	Period
Fortezza	Panamax	Owned	14.5 Yrs	69,634	Feb-08	Short Period
Rodon	Panamax	Owned	14.5 Yrs	73,670	Oct-08	Period
Angela Star	Panamax	Owned	9.5 Yrs	73,798	Nov-08	Period
Happy Day	Panamax	Owned	10.5 Yrs	71,694	Dec-08	Period
Renuar	Panamax	Owned	14.5 Yrs	70,128	Mar-09	Period
Isminaki	Panamax	Owned	9.5 Yrs	74,577	Sep-09	Period
Powerful	Panamax	Owned	13.5 Yrs	70,083	Jun-09	Period
First Endeavour	Panamax	Owned	13.5 Yrs	69,111	May-09	Period
Elinakos	Panamax	Owned	10.5 Yrs	73,751	Sep-09	Period
Birthday	Panamax	Owned	14.5 Yrs	71,504	Feb-08	Spot
Fearless I	Panamax	Leased	10.7 Yrs	73,427	Jun-08	Period
King Coal	Panamax	Leased	11.0 Yrs	72,873	May-08	Period
Coal Age	Panamax	Leased	10.5 Yrs	72,861	Dec-08	Period
Iron Man	Panamax	Leased	10.5 Yrs	72,861	Aug-10	Period
Linda Leah	Panamax	Leased	10.9 Yrs	73,390	Oct-09	Period
Barbara	Panamax	Leased	10.7 Yrs	73,390	Jun-08	Period
Coal Glory	Panamax	Leased	12.8 Yrs	73,670	Aug-08	Period
July M	Supramax	Owned	2.5 Yrs	55,567	Jan-08	Spot
Mairouli	Supramax	Owned	2.5 Yrs	53,206	Feb-08	Spot
Lady	Handymax	Owned	22.5 Yrs	41,090	Jan-08	Short Period
Emerald	Handymax	Owned	9.5 Yrs	45,588	Feb-08	Short Period
Marybelle	Handymax	Owned	20.5 Yrs	42,552	Apr-08	Short Period
Princess I	Handymax	Owned	13.5 Yrs	38,858	Jul-09	Period
Attractive	Handymax	Owned	22.5 Yrs	41,524	--	Under Dry Dock
Swift	Handymax	Owned	23.5 Yrs	37,687	Feb-08	Spot

Total of 55 vessels, an average age for the operating fleet of 8.1 years and 5.2 million DWT, including the newbuildings.



EXCEL MARITIME CARRIERS LTD

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Important Information

In connection with the Company's proposed acquisition of Quintana, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 containing a proxy statement/prospectus. The proposed merger transaction involving the Company and Quintana will be submitted to Quintana's shareholders for their consideration. **Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction because it contains important information.** Shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company and Quintana without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Company or to Quintana per the following contact information. To the Company: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Attention: Nicolas Bornozis, (212) 661-7566, or to Quintana: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Attention: Ramnique Grewal (212) 661-7566.

The Company, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. Information regarding the Company's directors and executive officers is available in the Company's notice of annual meeting and proxy statement for its most recent annual meeting and the Company's Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana's directors and executive officers is available in Quintana's proxy statement for its most recent annual meeting of shareholders and Quintana's most recent Annual Report on Form 10-K which were filed with the Securities and Exchange Commission on April 2, 2007, and February 29, 2008, respectively. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been filed with the Securities and Exchange Commission.



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EXCEL MARITIME CARRIERS LTD

Page 21 Contacts Company Contact: Lefteris Papatrifon Chief Financial Officer Tel: +30 210 6209 520 E-mail: info@excelmaritime.com Investor Relations: Nicholas Bornozis President Capital Link, New York Tel: 212-661-7566 E-mail: nbornozis@capitallink.com